# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: REE Automotive Ltd., CIK 0001843588
CUSIP: M8287R202
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: KIBBUTZ GLIL-YAM, KIBBUTZ GLIL-YAM, KIBBUTZ GLIL-YAM, Israel (L3), 4690500
Date of event which requires filing of this statement: 03/27/2025
Amends the filing with accession number 0001123292-24-000291
Filed by CIK 0002039116
Persons authorized to receive notices and communications: Jason L. Rumsey, 6002 Rogerdale Road, Suite 650, Houston, Texas (TX), 77072, 8329982971

## Reporting persons
- Samvardhana Motherson International Ltd. (CIK 0002039116): type of reporting person: corporation (CO); citizenship or place of organization: India (K7); source of funds: working capital (WC); sole voting power 0; shared voting power 5,234,657; sole dispositive power 0; shared dispositive power 5,234,657; aggregate amount beneficially owned 5,234,657 (19% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares
Name of issuer: REE Automotive Ltd.
Address of issuer's principal executive offices: KIBBUTZ GLIL-YAM, KIBBUTZ GLIL-YAM, KIBBUTZ GLIL-YAM, Israel (L3), 4690500

## Item 2. Identity and Background
Name of person filing: This Statement is being jointly filed by Samvardhana Motherson International Limited, a company limited by shares organized under the laws of the Republic of India (SAMIL), and Samvardhana Motherson Automotive Systems Group B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, and an indirect wholly-owned subsidiary of SAMIL (SMASG) and together with SAMIL, the Reporting Persons).
Residence or business address:
The address of the principal business office of SAMIL is Unit 705, C Wing, ONE BKC, G Block, Bandra Kurla Complex, Bandra East, Mumbai City,
Mumbai, Maharashtra, India, 400051. The address of the principal business office of SMASG is Hoogoorddreef 15, 1101 BA Amsterdam, the Netherlands
Present principal occupation or employment: The principal business of the Reporting Persons is the manufacture of components for the automotive industry
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree orfinal order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3.
On March 27, 2025, SMASG entered into a Securities Purchase Agreement with the Issuer (the Securities Purchase Agreement), pursuant to which SMASG agreed to purchase, and the Issuer agreed to issue and sell to SMASG, an aggregate of 1,595,647 Class A Ordinary Shares of the Issuer (the Shares) at a purchase price of $4.25 per Share for an aggregate purchase price of $6,781,499.75. The foregoing description of the Securities Purchase Agreement is qualified in its entirety by the full text of the Securities Purchase Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference. Funds in the amount of $6,781,499.75 used by SMASG to purchase the Shares in accordance with the Securities Purchase Agreement were obtained from the working capital of SMASG.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 and Item 6 hereof is incorporated by reference into this Item 4.
The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in Items 7-13 of the cover pages is hereby incorporated by reference into this Item 5(a) and (b).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Items 7-13 of the cover pages is hereby incorporated by reference into this Item 5(a) and (b).
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, neither the Reporting Persons nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule 1, has effected any transactions in the Class A Ordinary Shares of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Securities Purchase Agreement dated March 26, 2025

## Signatures
- Samvardhana Motherson International Ltd.: /s/ Kunal Malani, Group CFO (04/02/2025)